17004584

SEC
Mail Processing
Section
FEB 17 2017
Washington DC
406

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIPPS DESANTO & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 TOWERS CRESCENT DRIVE, SUITE 1200
(No. and Street)

TYSONS CORNER	VA	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KIPPS 703-442-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KIPPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIPPS DESANTO & COMPANY, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

BETSY C KLINGBEIL REGISTRATION NO. 7210068 NOTARY PUBLIC COMMONWEALTH OF VIRGINIA MY COMM. EXP. SEPTEMBER 30, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIPPSDESANTO & COMPANY

Financial Statements
For the Fiscal Year End December 31, 2016
With
Report of Independent Registered Public
Accounting Firm

PUBLIC DOCUMENT

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
KippsDeSanto & Company

We have audited the accompanying statement of financial condition of KippsDeSanto & Company as of December 31, 2016, that is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. KippsDeSanto & Company management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of KippsDeSanto & Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

February 13, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

KIPPSDESANTO & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	1,147,063
Accounts Receivable		626,870
Prepaid Expense		142,724
Deposits		150,744
Office furniture and equiment, net of accumulated depreciation of $615,436		317,800
Total assets	$	2,385,201

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	33,862
Accrued rent		229,297
Accrued compensation		78,013
Deferred revenue		49,981
Total Liabilities	$	391,153
STOCKHOLDERS' EQUITY		1,994,048
Total Liabilities and Stockholders' Equity	$	2,385,201

See accompanying notes.

KIPPSDESANTO & COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: KippsDeSanto & Company (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority.

The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States.

Depreciation: Depreciation is provided on a straight line basis using estimated useful lives of five to ten years.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed insured limits.

Income Taxes: The Company is taxed as an S corporation. Therefore, the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Deferred Revenues: Deferred revenues arising from non-refundable retainers are recognized as revenues when considered earned.

New Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for the periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED

is currently evaluating the effect this pronouncement will have on the financials statements and related disclosures.

Accounts Receivable: Accounts receivables are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Customer receivables at December 31, 2016 are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE 2 - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $833,923 which was $816,379 in excess of its required net capital of $17,544 and its ratio of aggregate indebtedness to net capital was .32 to 1.0.

NOTE 3 - LEASE

The Company has leases for office premises that expire in March 2024.

The future minimum lease payments under the office premises leases are approximately as follows:

2017	$	566,000
2018		582,000
2019		598,000
2020		614,000
Thereafter		2,116,000
Total	$	4,476,000

NOTE 5 - STOCK OPTION PLAN

The Company has a stock option and equity plan whereby shares of the Company's common stock are reserved for grants to employees of the Company. 205,000 of the options outstanding at December 31, 2016 vest at 25% annually on the fifth, sixth, seventh and eighth anniversaries of the date of grant. The other options outstanding vested at the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant by management.

Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures under SFAS No. 123, as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options' vesting period.

A summary of the Company's stock options granted to employees and related information is as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price
Outstanding at December 31, 2015	287,917		$ 4.34
Granted during 2016	10,000	5.25	5.25
Exercise of options for shares during 2016	(69,917)	3.07	
Outstanding at December 31,2016	228,000		$ 4.77

NOTE 6 – RETIREMENT PLAN

The Company sponsors a Safe Harbor 401(k) plan benefiting employees who have attained age 21 and service requirement of 1,000 hours of service in a one-year computation period. The 401(k) plan includes a safe harbor matching contribution.

NOTE 7 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.

KippsDeSanto
INVESTMENT BANKING

8000 Towers Crescent Drive, Suite 1200
Tysons Corner, VA 22182
P 703 442.1400 F 703 442 1498
www.kippsdesanto.com

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 2, 2017

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

KippsDeSanto & Company is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Robert Kipps

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
KippsDeSanto & Company

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) KippsDeSanto & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which KippsDeSanto & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) KippsDeSanto & Company stated that KippsDeSanto & Company met the identified exemption provisions throughout the most recent fiscal year without exception. KippsDeSanto & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KippsDeSanto & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 13, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC